UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For November 28, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY PRESENTS AT THE PAPUA NEW GUINEA MINING AND PETROLEUM
INVESTMENT CONFERENCE 2017

Johannesburg, Tuesday, 28 November 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the company”) advises that Harmony will be presenting at the Papua New Guinea Mining(PNG)and Petroleum Investment Conference 2017 being held from 28 November 2017 to 30 November 2017. The presentations will provide updates with regards to progress made on the investment plan at Hidden Valley and exploration in PNG.

The presentations will be available from Tuesday 28 November 2017 on Harmony’s website or https://www.harmony.co.za/investors/news-and-events/presentations-2/presentations-2017 to view the presentation file.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1813(mobile)

November 28, 2017

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 28, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director